File No. 812-14622

As filed with the Securities and Exchange Commission on August 11, 2016
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459
_____________________________

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS
_____________________________
DFA INVESTMENT DIMENSIONS GROUP INC.
DIMENSIONAL EMERGING MARKETS VALUE FUND
DIMENSIONAL INVESTMENT GROUP INC.
THE DFA INVESTMENT TRUST COMPANY
and
DIMENSIONAL FUND ADVISORS LP
_____________________________

Please direct all communications regarding this Application to:

Catherine L. Newell, Esq.
Vice President and Secretary
Dimensional Fund Advisors LP
6300 Bee Cave Road
Building One
Austin, TX 78746

With copies to:

Bruce G. Leto, Esq.
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
bleto@stradley.com
mmundt@stradley.com

_____________________________

This Application (including Exhibits) contains 29 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
In the Matter of:

DFA INVESTMENT DIMENSIONS GROUP INC.
DIMENSIONAL EMERGING MARKETS VALUE FUND
DIMENSIONAL INVESTMENT GROUP INC.
THE DFA INVESTMENT TRUST COMPANY
and
DIMENSIONAL FUND ADVISORS LP

Investment Company Act of 1940
File No. 812-14622
) ) ) ) ) ) ) ) ) ) )
FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.	INTRODUCTION
DFA Investment Dimensions Group Inc. ("DFAIDG"), Dimensional Emerging Markets Value Fund ("DEM"), Dimensional Investment Group Inc. ("DIG"), and The DFA Investment Trust Company ("DFAITC," and together with DFAIDG, DEM, and DIG, each a "Trust," and together, the "Trusts") and Dimensional Fund Advisors LP (the "Initial Adviser")1 (the Trusts and the Initial Adviser together are the "Applicants") hereby file this application, as amended (the "Application"), for an order of the Securities and Exchange Commission (the "Commission") under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

Each Trust is authorized to issue its shares in multiple series (each a "Series," and together, the "Series").  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of directors or trustees of the relevant Trust (the "Board"), including a majority of those who are not "interested persons" of the Series or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the "Independent Board Members"), to, without obtaining shareholder approval:  (i) select wholly-owned (as defined below) investment sub-advisers (each a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers") to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Wholly-Owned Sub-Advisers (each a "Sub-Advisory Agreement" and collectively, the "Sub-Advisory

[1]	The term "Adviser" includes (i) the Initial Adviser, and (ii) any entity controlling, controlled by or under common control with, the Initial Adviser or its successors. For the purposes of the requested order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

Agreements"), and (ii) materially amend Sub-Advisory Agreements with the Wholly-Owned Sub-Advisers.  As used herein, a Wholly-Owned Sub-Adviser for a Subadvised Series (as defined below) is (1) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the 1940 Act) of the Adviser for that Series, or (2) a sister company of the Adviser for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser.2
Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Subadvised Series from certain disclosure obligations under the following rules and forms:  (i) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the "Exchange Act"); and (ii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.
Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a "Subadvised Series"). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.3
Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Wholly-Owned Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Wholly-Owned Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a "multi-manager" structure.
If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the members of the Board who are Independent Board Members, would, on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Wholly-Owned Sub-Adviser, including terminating an existing Wholly-Owned Sub-Adviser and replacing it with one or more Wholly-Owned Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Wholly‑Owned Sub-Advisers. Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to an existing sub-

[2]	Section 2(a)(43) of the 1940 Act defines "wholly-owned subsidiary" of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.
[3]	The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Subadvised Series, the Trust or the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series ("Affiliated Sub-Adviser").

advisory agreement with any sub-adviser other than a Wholly-Owned Sub-Adviser, in each case (all such changes and amendments requiring shareholder approval referred to herein as "Ineligible Sub-Adviser Changes"), except as otherwise permitted by applicable law or by rule.
For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would benefit from the requested relief by avoiding delays in hiring or replacing Wholly-Owned Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.
II.	THE TRUSTS
Each of DFAIDG and DIG is organized as a Maryland corporation, and each of DFAITC and DEM is organized as a Delaware statutory trust. The Trusts are registered with the Commission as open‑end management investment companies under the 1940 Act. The offerings of the shares of DFAIDG and DIG also are registered pursuant to the Securities Act of 1933, as amended (the "1933 Act"). The offering of the shares of DEM and DFAITC, however, are not registered under the 1933 Act, and the shares of DEM and DFAITC are sold exclusively to accredited investors in transactions exempt from registration pursuant to Section 4(2) under the 1933 Act. The Series are separate investment portfolios of the Trusts and pursue distinct investment objectives and strategies.
Each Trust either has or may have a Series that operates under a multi-manager structure and which is or will be offered and sold pursuant to a registration statement on Form N-1A. Exhibit C to this Application identifies each current Series that operates as a Subadvised Series. The Adviser will serve as "investment adviser," as defined in Section 2(a)(20) of the 1940 Act, to each Subadvised Series. Applicants are not requesting relief for any series other than those advised by the Adviser. The Trusts and their Series are not required to hold annual shareholder meetings.
III.	THE ADVISER
The Initial Adviser is a Delaware limited partnership, and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Any other Adviser also will be registered with the Commission as an investment adviser under the Advisers Act. The Adviser serves or will serve as the investment adviser to each Subadvised Series pursuant to an investment management agreement with the relevant Trust (each an "Investment Management Agreement" and collectively, the "Investment Management Agreements").
Each Investment Management Agreement has been or will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of these Investment Management Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each

Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management of the assets of each Subadvised Series. As the investment adviser to each Subadvised Series, the Adviser will have responsibility for determining the securities and other instruments to be purchased, sold or entered into by each Subadvised Series and will place orders with brokers or dealers selected by the Adviser. The Adviser will also have responsibility for determining what portion of each Subadvised Series' portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Subadvised Series' investment objective, policies and strategies and based on the need of a particular Subadvised Series may recommend changes to the investment objective, policies and strategies of the Subadvised Series for consideration by the Board.
Each Investment Management Agreement provides or will provide that the Adviser may, subject to the approval of the Board,4 including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Wholly-Owned Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will supervise each Wholly-Owned Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Adviser's responsibilities will include, for example, recommending the removal or replacement of Wholly-Owned Sub-Advisers, and determining the portion of that Subadvised Series' assets to be managed by any given Wholly-Owned Sub-Adviser and reallocating those assets as necessary from time to time. If the Adviser determines to delegate portfolio management responsibilities to one or more Wholly-Owned Sub-Advisers, the Adviser will evaluate, select and recommend Wholly-Owned Sub-Advisers to manage the assets (or portion thereof) of a Subadvised Series, and oversee, monitor and review the Wholly-Owned Sub-Advisers and their performance and their compliance with the Subadvised Series' investment objective, strategies, policies and restrictions. If the name of any Subadvised Series contains the name of a sub-adviser, then the name of the Adviser that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the sub-adviser.
For its services to each Subadvised Series under the applicable Investment Management Agreement, the Adviser will receive an investment management fee from that Subadvised Series. A Wholly-Owned Sub-Adviser will receive an investment management fee from the Adviser.5 The fee paid to a Wholly-Owned Sub-Adviser is or will be the result of negotiations between the Adviser and the Wholly-Owned Sub-Adviser and has been or will be approved by the Board, including a majority of the Independent Board Members.

[4]	The term "Board" also includes the board of trustees or directors of a future Subadvised Series.
[5]	A Subadvised Series also may pay advisory fees directly to a Wholly-Owned Sub-Adviser.

IV.	THE WHOLLY-OWNED SUB-ADVISERS
Pursuant to the authority under the Investment Management Agreements, the Adviser may enter into Sub-Advisory Agreements with various Wholly-Owned Sub-Advisers on behalf of the Subadvised Series.6
The Wholly-Owned Sub-Advisers are or will be "investment advisers" to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Wholly-Owned Sub-Advisers are or will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser has selected or will select Wholly-Owned Sub-Advisers based on the Adviser's evaluation of the Wholly-Owned Sub-Advisers' skills in managing assets pursuant to particular investment styles, and has recommended or will recommend their hiring to the Board. The Adviser may employ multiple Wholly-Owned Sub-Advisers for one or more of the Subadvised Series. In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Series' assets among the Wholly-Owned Sub-Advisers, and each Wholly-Owned Sub-Adviser would have management oversight of that portion of the Subadvised Series allocated to it.
The Adviser will engage in an ongoing analysis of the continued advisability of retaining a Wholly-Owned Sub-Adviser and will make recommendations to the Board as needed. The Adviser has also negotiated or will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Wholly-Owned Sub-Advisers, including the fees paid to the Wholly-Owned Sub-Advisers, and will make recommendations to the Board as needed.
The Wholly-Owned Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other investments to be purchased, sold or entered into by a Subadvised Series' portfolio or a portion thereof, and will place orders with brokers or dealers that they select, or direct the Adviser to place such orders. The Wholly-Owned Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Adviser in maintaining the Subadvised Series' compliance with the relevant requirements of the 1940 Act. The Wholly-Owned Sub-Advisers will monitor the respective Subadvised Series' investments and will provide periodic reports to the Board and the Adviser. The Wholly-Owned Sub-Advisers will also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Subadvised Series.
Each existing Sub-Advisory Agreement was approved by the Board, including a majority of the Independent Board Members, and by shareholders of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement comply or will comply fully with the requirements of Section

[6]	As of the date of this Application, the Board, including a majority of the Independent Board Members, has approved, and the Adviser has entered into, Sub-Advisory Agreements with the Wholly-Owned Sub-Advisers identified in Exhibit C. Under the terms of the Investment Management Agreement, the Adviser will also have the authority to manage the assets of any Subadvised Series directly.

15(a) of the 1940 Act. Each Sub-Advisory Agreement sets forth or will set forth the duties of the Wholly-Owned Sub-Advisers and precisely describes or will precisely describe the compensation that the Wholly-Owned Sub-Adviser will receive for providing services to the relevant Subadvised Series, and provides or will provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the applicable Subadvised Series on not more than sixty days' written notice to the Wholly-Owned Sub-Adviser, and (3) it will terminate automatically in the event of its "assignment," as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to Applicants.
The terms of the Sub-Advisory Agreements will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Board Members, in accordance with Section 15(c) of the 1940 Act. Each year, the Board will dedicate substantial time to review contract matters, including matters relating to the Investment Management Agreements and Sub-Advisory Agreements. The Board will review comprehensive materials received from the Adviser, the Wholly-Owned Sub-Advisers, independent third parties and independent counsel. The Board will consist of a majority of Independent Board Members. Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.
The Board will review information provided by the Adviser and Wholly-Owned Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Subadvised Series will disclose in its statutory prospectus that a discussion regarding the basis for the Board's approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series' annual or semi-annual report to shareholders for the relevant period as currently required by Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.
Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Wholly-Owned Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreements.7 Each Wholly-Owned Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Series.
V.	REQUEST FOR EXEMPTIVE RELIEF
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended

[7]	A Subadvised Series also may pay advisory fees directly to a Wholly-Owned Sub-Adviser.

by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.
VI.	LEGAL ANALYSIS AND DISCUSSION
a. Shareholder Vote
i.	Regulatory Background
Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2(a) under the 1940 Act states that any "matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter." Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act "shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter."
Section 2(a)(20) of the 1940 Act defines an "investment adviser" as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Wholly-Owned Sub-Advisers are deemed to be within the definition of an "investment adviser" and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.
Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve the Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Wholly-Owned Sub-Advisers to manage the assets of a Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to the Sub-Advisory Agreements.
The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days' notice.8 In addition, the Sub-Advisory Agreements are required to terminate automatically

[8]	See Section 15(a)(3) of the 1940 Act.

and immediately upon their "assignment," which could occur upon a change in control of the sub-advisers.9
Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a "change in actual control or management of the investment adviser" to a registered investment company. As a general matter, Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to recommend, hire and terminate Wholly-Owned Sub-Advisers.  Certain Wholly-Owned Sub-Advisers may run their own day-to-day operations and have their own investment personnel. Therefore, in certain instances appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an "assignment" within the meaning of the 1940 Act.
ii.	Requested Relief
Applicants seek relief to (i) select Wholly-Owned Sub-Advisers to manage all or a portion of the assets of a Subadvised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Wholly-Owned Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate the Subadvised Series, or may operate the Subadvised Series in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.
1.	Operations of the Trusts
Section 15(a) was designed to protect the interest and expectations of a registered investment company's shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.10 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.11 As described below, the relief sought in this Application is consistent with this public policy.
In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment

[9]	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines "assignment" as any direct or indirect transfer or hypothecation of a contract.
[10]	See Section 1(b)(6) of the 1940 Act.
[11]	Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.12
Primary responsibility for management of a Subadvised Series' assets, including the selection and supervision of the Wholly-Owned Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Wholly-Owned Sub-Advisers in the Adviser in light of the management structure of the Subadvised Series, as well as the shareholders' expectation that the Adviser is in possession of information necessary to select the most capable Wholly-Owned Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and supervise the Wholly-Owned Sub-Advisers.
From the perspective of the shareholder, the role of the Wholly-Owned Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Wholly-Owned Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Subadvised Series' investment objectives, policies and restrictions and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series. Shareholders expect the Adviser, subject to review and approval of the Board, to select the Wholly-Owned Sub-Advisers who are in the best position to achieve the Subadvised Series' investment objective. Shareholders also rely on the Adviser for the overall management of a Subadvised Series and the Subadvised Series' total investment performance.
Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Wholly-Owned Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management Agreements and the Sub-Advisory Agreements.  The information that is provided to the Board will be maintained as part of the records of the Subadvised Series in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.
In addition, the Adviser and the Board will consider the reasonableness of the Wholly-Owned Sub-Adviser's compensation with respect to each Subadvised Series for which the Wholly-Owned Sub-Adviser will provide portfolio management services.  Although only the Adviser's fee is payable directly by a Subadvised Series, and the Wholly-Owned Sub-Adviser's fee is payable by the Adviser, the Wholly-Owned Sub-Adviser's fee directly bears on the amount and reasonableness of the Adviser's fee payable by a Subadvised Series.  Accordingly, the Adviser and the Board will consider the fees paid to Wholly-Owned Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

[12]	Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Subadvised Series' assets.

2.	Lack of Economic Incentives
With respect to the relief sought herein, the Applicants believe that to the extent the Adviser has an economic incentive in selecting a Wholly-Owned Sub-Adviser, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application. Applicants assert that conditions 6, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. Condition 6 requires that a majority of the entire Board will be Independent Board Members. Condition 10 requires the Board to make a separate finding, reflected in the Board minutes, that any change in sub-advisers to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders. A new Wholly-Owned Sub-Adviser would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Wholly-Owned Sub-Adviser. If the Adviser proposes to terminate a sub-adviser and hire a Wholly-Owned Sub-Adviser for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Subadvised Series would remain subject to the annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Board Members.
3.	Benefits to Shareholders
Unless the relief requested is granted, when new Wholly-Owned Sub-Advisers are retained by the Adviser on behalf of a Subadvised Series, the shareholders of the Subadvised Series may be required to approve the Sub-Advisory Agreements. Similarly, if Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series may be required. In all these instances, the need for shareholder approval would require the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Wholly-Owned Sub-Adviser or one whose management team has parted ways with the Wholly-Owned Sub-Adviser, potentially harmful to the Subadvised Series and its shareholders.
As noted above, shareholders investing in a Subadvised Series that has Wholly-Owned Sub-Advisers are hiring the Adviser to manage the Subadvised Series' assets by overseeing, evaluating, monitoring and recommending the Wholly-Owned Sub-Advisers rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series are paying the Adviser - the selection, supervision and evaluation of the Wholly-Owned Sub-Advisers - without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series' shareholders and will allow such Subadvised Series to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Wholly-Owned Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Board

Members, and the Adviser believe that a change would benefit a Subadvised Series and its shareholders.
If the requested relief is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Wholly-Owned Sub-Adviser.
4.	Shareholder Notification
With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Wholly-Owned Sub-Advisers. If new Wholly-Owned Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series' prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the "Securities Act").
If new Wholly-Owned Sub-Advisers are hired, the Subadvised Series will inform shareholders of the hiring of a new Wholly-Owned Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"):  (a) within 90 days after a new Wholly-Owned Sub-Adviser is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;13 and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Wholly-Owned Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

[13]	A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Wholly-Owned Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.
A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Prior to any Subadvised Series relying on the relief requested in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Series will have approved its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act.
In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.
b. Fee Disclosure
i.	Regulatory Background
Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company's proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, "including the rate of compensation of the investment adviser." Item 22(c)(1)(iii) requires a description of the "aggregate amount of the investment adviser's fees and the amount and purpose of any other material payments" by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of "the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract." Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser's fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to Wholly-Owned Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.
Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statements information about the investment advisory fees. These provisions may be deemed to require the Subadvised Series' financial statements to include information concerning fees paid to the Wholly-Owned Sub-Advisers.  An exemption is requested to permit the Subadvised Series to disclose only the Aggregate Fee Disclosure (as defined below).  All other items required by Section 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

ii.	Requested Relief
Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series' net assets) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers (collectively, the "Aggregate Fee Disclosure") in lieu of disclosing the fees that may be required by Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series' net assets.
As noted above, the Adviser may operate a Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Adviser to manage the Subadvised Series' assets by overseeing, evaluating, monitoring and recommending Wholly-Owned Sub-Advisers and allocating assets of the Subadvised Series among Wholly-Owned Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Wholly-Owned Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Subadvised Series. The Adviser may compensate the Wholly-Owned Sub-Advisers or the Subadvised Series may compensate the Wholly-Owned Sub-Advisers directly subject to the limitations of Condition 14. Disclosure of the individual fees that the Adviser or the Subadvised Series would pay to the Wholly-Owned Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and negotiate compensation of the Wholly-Owned Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Wholly-Owned Sub-Advisers are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Aggregate Fee Disclosure will allow shareholders to know what the Subadvised Series' fees and expenses are and shareholders will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.
Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Adviser and the Wholly-Owned Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser's expertise in monitoring the Wholly-Owned Sub-Advisers, recommending the Wholly-Owned Sub-Advisers' selection and termination (if necessary), and negotiating the compensation of the Wholly-Owned Sub-Advisers. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Wholly-Owned Sub-Adviser's fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser's portfolio managers' salaries.14
The requested relief would benefit shareholders of the Subadvised Series because it would improve the Adviser's ability to negotiate the fees paid to Wholly-Owned Sub-Advisers. The Adviser's ability to negotiate with the various Wholly-Owned Sub-Advisers would be adversely affected by public disclosure of fees paid to each Wholly-Owned Sub-Adviser. If the Adviser is not required to disclose the Wholly-Owned Sub-Advisers' fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts. Moreover, if one Wholly-Owned Sub-Adviser is aware of the advisory fee paid to another Wholly-Owned Sub-Adviser, the Wholly-Owned Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Wholly-Owned Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.
c. Precedent
Applicants note that the Commission previously has granted substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Wholly‑Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein. See, e.g., Amplify ETF Trust and Amplify Investments LLC, Investment Company Act Rel. Nos. 32022 (Mar. 3, 2016) (notice) and 32054 (Mar. 29, 2016) (order); Forum Funds and Exceed Advisory LLC, Investment Company Act Rel. Nos. 31893 (Nov. 5, 2015) (notice) and 31919 (Dec. 1, 2015) (order); The Saratoga Advantage Trust and James Alpha Management, LLC, Investment Company Act Rel. Nos. 31447 (Feb. 5. 2015) (notice) and 31495 (Mar. 3, 2015) (order).
VII.	CONDITIONS
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions15:
1.	Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has

[14]	The relief would be consistent with the Commission's disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its "portfolio managers." Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Wholly-Owned Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Wholly-Owned Sub-Adviser.
[15]	Applicants will only comply with conditions 7, 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

been, approved by a majority of the Subadvised Series' outstanding voting securities as defined in the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series' shares to the public.
2.	The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Wholly-Owned Sub-Advisers and recommend their hiring, termination and replacement.
3.	The Adviser will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series' assets. Subject to review and approval of the Board, the Adviser will (a) set a Subadvised Series' overall investment strategies, (b) evaluate, select, and recommend Wholly-Owned Sub-Advisers to manage all or a portion of a Subadvised Series' assets, and (c) implement procedures reasonably designed to ensure that Wholly-Owned Sub-Advisers comply with a Subadvised Series' investment objective, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Subadvised Series' assets among multiple Wholly-Owned Sub-Advisers; and (b) monitor and evaluate the performance of Wholly-Owned Sub-Advisers.
4.	A Subadvised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Subadvised Series.
5.	Subadvised Series will inform shareholders of the hiring of a new Wholly-Owned Sub-Adviser within 90 days after the hiring of the new Wholly-Owned Sub-Adviser pursuant to the Modified Notice and Access Procedures.
6.	At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.
7.	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.
8.	The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.
9.	Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.
10.	Whenever a sub-adviser change is proposed for a Subadvised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.
11.	No member of the Board or officer of a Subadvised Series, or partner, director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Wholly-Owned Sub-Adviser, except for (a) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Wholly-Owned Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Wholly-Owned Sub-Adviser.
12.	Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.
13.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.
14.	Any new Sub-Advisory Agreement or any amendment to a Subadvised Series' existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Series will be submitted to the Subadvised Series' shareholders for approval.
VIII.	PROCEDURAL MATTERS
All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The authorizations of Applicants, including the resolutions of Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 6300 Bee Cave Road, Building One, Austin TX 78746 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.
Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
IX.	CONCLUSION
For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
Applicants have caused this Application to be duly signed on their behalf on August 11, 2016.

DFA INVESTMENT DIMENSIONS GROUP INC.
DIMENSIONAL EMERGING MARKETS VALUE FUND
DIMENSIONAL INVESTMENT GROUP INC.
THE DFA INVESTMENT TRUST COMPANY

By:   /s/Carolyn L. O
Name: Carolyn L. O
Title : Vice President

DIMENSIONAL FUND ADVISORS LP By Dimensional Holdings Inc., General Partner By: /s/Catherine L. Newell Name: Catherine L. Newell Title : Vice President and Secretary

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:
Designation	Document
Exhibits A-1 through A-2	Authorizations
Exhibits B-1 through B-2	Verifications
Exhibit C	Subadvised Series and Approved Sub-Advisers

Exhibit A-1
AUTHORIZATION

DFA INVESTMENT DIMENSIONS GROUP INC.
DIMENSIONAL EMERGING MARKETS VALUE FUND
DIMENSIONAL INVESTMENT GROUP INC.
THE DFA INVESTMENT TRUST COMPANY

I, Carolyn L. O, do hereby certify that I am the Vice President of DFA Investment Dimensions Group Inc. ("DFAIDG"), the Dimensional Emerging Markets Fund ("DEM"), the Dimensional Investment Group Inc. ("DIG"), and The DFA Investment Trust Company ("DFAITC" and together with DFAIDG, DEM, and DIG, the "Trusts"). I further certify that the following resolutions were duly adopted by the Trustees of the Trusts and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

WHEREAS, management has proposed filing with the SEC an application for an exemptive order pursuant to certain provisions of the 1940 Act, to permit the Funds to operate under a Manager of Managers Structure, in accordance with certain terms and conditions prescribed in the Manager of Managers Order, as described at this Meeting;

NOW, THEREFORE, BE IT

RESOLVED, that the appropriate officers of the Dimensional Funds be, and each of them hereby is, authorized and instructed to prepare, or cause to be prepared, and to execute and file with the SEC, in consultation with Fund Counsel, one or more applications, and any amendments to the applications, for exemptive relief from any provision of the 1940 Act and the rules thereunder, including but not limited to Section 15(a) and Rule 18f-2, which is deemed necessary or appropriate by the officers of the Dimensional Funds to maximize the ability and flexibility of the Funds to operate in a Manager of Managers Structure, whereby, among other things, the shareholders of the Funds would not be called upon to vote to approve investment sub-advisory agreements, or amendments thereto, involving the provision of investment advisory services by affiliated sub-advisors to the Funds; and

FURTHER RESOLVED, that the appropriate officers of the Dimensional Funds be, and each of them hereby is, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 11th day of August 2016.
By: /s/Carolyn L. O Name: Carolyn L. O Title : Vice President

A-1

Exhibit A-2
AUTHORIZATION
DIMENSIONAL FUND ADVISORS LP
I, Catherine L. Newell, do hereby certify that I am the Vice President and Secretary of Dimensional Holdings Inc., the general partner of Dimensional Fund Advisors LP ("Adviser"). I further certify that the following resolutions were duly adopted by the written consent of the general partner of the Adviser and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:
RESOLVED, that the use of a "manager of managers" structure whereby Dimensional Fund Advisors LP will be able to hire and replace affiliated sub-advisors without shareholder approval, related to DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund, Dimensional Investment Group Inc., and The DFA Investment Trust Company's (each a "Fund," and together, the "Funds") proposed 2015 proxy campaign, is hereby approved and ratified to the extent permitted by any law, rule, regulation or order of the SEC.

FURTHER RESOLVED, that the officers of the Adviser be, and each of them hereby is, authorized to assist in or cause the preparation of, execution of and filing with the U.S. Securities and Exchange Commission (the "Commission"), in consultation with counsel, an application, and any amendments to the application, for an exemptive order pursuant to, without limitation: Section 15(a) and Rule 18f-2, which is deemed necessary or appropriate by the officers of the Funds to maximize the ability and flexibility of the Funds to operate in a Manager of Managers Structure.

FURTHER RESOLVED, that the appropriate officers of the Adviser be, and each of them hereby is, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 11th day of August 2016.

By: /s/Catherine L. Newell Name: Catherine L. Newell Title : Vice President and Secretary

A-2

Exhibit B-1

VERIFICATION
The undersigned states that she has duly executed the attached application for exemption dated August 11, 2016, for and on behalf of DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund, Dimensional Investment Group Inc., and The DFA Investment Trust Company, that she is the Vice President of DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund, Dimensional Investment Group Inc., and The DFA Investment Trust Company, and that all actions by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

DFA Investment Dimensions Group Inc.
Dimensional Emerging Markets Value Fund
Dimensional Investment Group Inc.
The DFA Investment Trust Company

By:   /s/Carolyn L. O
Name: Carolyn L. O
Title : Vice President

B-1

Exhibit B-2
VERIFICATION
The undersigned states that she has duly executed the attached application for exemption dated August 11, 2016, for and on behalf of Dimensional Fund Advisors LP, that she is the Vice President and Secretary of Dimensional Holdings Inc., the general partner of Dimensional Fund Advisors LP, and that all actions by the general partner, limited partner and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.
Dimensional Fund Advisors LP By Dimensional Holdings Inc., General Partner By: /s/Catherine L. Newell Name: Catherine L. Newell Title : Vice President and Secretary

B-2

Exhibit C

Subadvised Series and Approved Sub-Advisers

Series	Sub-Advisers
VA International Small Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA Two-Year Global Fixed Income Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited
LWAS/DFA Two-Year Fixed Income Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited
DFA Five-Year Global Fixed Income Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited
The Continental Small Company Series	Dimensional Fund Advisors Ltd.

The United Kingdom Small Company Series	Dimensional Fund Advisors Ltd.

International Core Equity Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

Emerging Markets Social Core Equity Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA International Real Estate Securities Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

CSTG&E International Social Core Equity Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA Selectively Hedged Global Fixed Income Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

International Sustainability Core 1 Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

T.A. World ex U.S. Core Equity Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA Global Real Estate Securities Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA International Value ex Tobacco Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

International Vector Equity Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA Short-Term Extended Quality Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA International Small Cap Value Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

The DFA International Value Series	Dimensional Fund Advisors Ltd.
DFA Australia Limited

Dimensional Emerging Markets Value Fund	Dimensional Fund Advisors Ltd.
DFA Australia Limited

Emerging Markets Core Equity Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

The Emerging Markets Series	Dimensional Fund Advisors Ltd.
DFA Australia Limited

The Emerging Markets Small Cap Series	Dimensional Fund Advisors Ltd.
DFA Australia Limited

Large Cap International Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

Tax-Managed DFA International Value Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

VA International Value Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA Intermediate-Term Extended Quality Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

World ex U.S. Value Portfolio	Dimensional Fund Advisors Ltd.

DFA Australia Limited

DFA Commodity Strategy Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA Investment Grade Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA One-Year Fixed Income Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

VA Short-Term Fixed Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA LTIP Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

World Core Equity Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

Selectively Hedged Global Equity Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA World ex U.S. Government Fixed Income Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

International Social Core Equity Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

World ex U.S. Targeted Value Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

International Large Cap Growth Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

International Small Cap Growth Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

World ex U.S. Core Equity Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA Short-Duration Real Return Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA Municipal Real Return Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA Social Fixed Income Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

DFA Municipal Bond Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

The Asia Pacific Small Company Series	DFA Australia Limited

The Japanese Small Company Series	DFA Australia Limited

DFA NY Municipal Bond Portfolio	Dimensional Fund Advisors Ltd.

DFA Australia Limited

DFA Targeted Credit Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited

VIT Inflation-Protected Portfolio	Dimensional Fund Advisors Ltd.
DFA Australia Limited